Filed by Sycamore Networks, Inc.
                                                 Pursuant to Rule 425 under the
                                                         Securities Act of 1933
                                              Commission File Number: 333-25853
                                       Subject Company: Sycamore Networks, Inc.

The following communications contain forward-looking statements based on current expectations, forecasts and assumptions that involve risk and uncertainties that could cause actual outcomes and results to differ materially. These forward-looking statements include, but are not limited to, future product, market and technology development, future benefits of the merger, estimated date to complete the transaction, and the expected impact of the transaction on future earnings. These risks and uncertainties include difficulties in the assimilation of operations, technologies and products of Sirocco, diversion of management's attention from other business concerns and risks of entering new markets.

For a further list and description of such risks and uncertainties that could cause actual results to differ materially from such forward-looking statements, see the reports filed by Sycamore with the SEC.

Investors and security holders are advised to read the documents filed by Sycamore with the SEC regarding the business combination transaction referenced in the foregoing information when they become available because they will contain important information. Investors and security holders may obtain a free copy of the documents regarding the referenced business combination transaction (when available) and other documents filed by Sycamore at the SEC's web site at www.sec.gov. The documents regarding the referenced business combination transaction and such other documents may also be obtained from Sycamore by directing such request to Sycamore Networks, Inc., Attn: Terry Adams, Investors Relations, 10 Elizabeth Drive, Chelmsford, MA, 01824.

THE FOLLOWING IS THE PRESS RELEASE DISSEMINATED BY SYCAMORE ON JULY 6, 2000

For more information, contact:
Press Inquiries                             Investor Inquiries
Rich Williams                               Terry Adams
978-250-2909                                978-250-3410
richard.williams@sycamorenet.com            terry.adams@sycamorenet.com

   SYCAMORE NETWORKS, INC. RECEIVES EARLY TERMINATION OF HART-SCOTT-RODINO
               WAITING PERIOD FOR SIROCCO SYSTEMS, INC. MERGER

CHELMSFORD, MASS., July 5, 2000 - Sycamore Networks, Inc. (NASDAQ: SCMR) today announced that it received early termination of all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act relating to its merger with Sirocco Systems, Inc. The closing of the merger is subject to various closing conditions, including approval by the shareholders of Sirocco. A sufficient number of Sirocco shareholders have signed a voting agreement to ensure the required approval for the transaction.

ABOUT SYCAMORE NETWORKS
Sycamore Networks develops and markets intelligent optical networking products that transport voice and data traffic over wavelengths of light. The Company combines significant experience in data networking with expertise in optics to develop intelligent optical networking solutions for network service providers. Sycamore's products are based on a common software foundation, enabling concentration on the delivery of services and end-to-end optical networking. Sycamore's products and product plans include optical transport, access and switching systems and end-to-end optical network management solutions. Contact Sycamore Networks at www.sycamorenet.com. The information on this website is not incorporated into this press release.

Investors are urged to read the registration statement and proxy statement/prospectus regarding acquisition described in this announcement that are filed with the Securities and Exchange Commission because they contain relevant information about the acquisition. You can obtain the relevant documents that are filed with the Commission for free on the Securities & Exchange website at Http://www.sec.gov or from Sycamore.

Except for the historical information contained herein, we wish to caution you that certain matters, including statements about the value of the agreement, discussed in this news release constitute forward- looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those stated or implied in forward-looking statements due to the a number of factors, including risks associated with the transaction, such as difficulties in the assimilation of operations, technologies and products of Sirocco, diversion of management's attention from other business concerns, risks of entering new markets and those risks and uncertainties discussed under the heading `Risk Factors' contained in the Company's Registration Statement on Form S-1 (file no. 333- 30630) and the other reports filed by the Company from time to time with the Securities and Exchange Commission. Forward looking statements include statements regarding the Company's expectations, beliefs, intentions or strategies regarding the future and can be identified by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may, "should," "will," and "would" or similar words. The Company assumes no obligations to update the information included in this press release.